# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Seer, Inc., CIK 0001726445
CUSIP: 81578P106
Title of class of securities: Class A Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 3800 BRIDGE PARKWAY, SUITE 102, REDWOOD CITY, California (CA), 94065
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001380585

## Reporting persons
- Radoff Family Foundation: type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 190,000; sole dispositive power 0; shared dispositive power 190,000; aggregate amount beneficially owned 190,000 (0.3% of the class)
- Radoff Bradley Louis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,209,422; shared voting power 190,000; sole dispositive power 1,209,422; shared dispositive power 190,000; aggregate amount beneficially owned 1,399,422 (2.6% of the class)

## Item 1. Issuer
Name of issuer: Seer, Inc.
Address of issuer's principal executive offices: 3800 Bridge Parkway, Suite 102, Redwood City, California 94065

## Item 2. Person Filing
Name of person filing:
This statement is filed by The Radoff Family Foundation, a Texas non-profit corporation ("Radoff Foundation"), and Bradley L. Radoff. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

Mr. Radoff serves as a director of Radoff Foundation and may be deemed to beneficially own the shares of Class A common stock, $0.00001 par value per share (the "Shares") owned directly by Radoff Foundation. Mr. Radoff also serves as an advisor to a certain donor advised charitable account (the "Charitable Account") and may be deemed to beneficially own the Shares held in the Charitable Account.
Address of principal business office or, if none, residence: The address of the principal office of each of the Reporting Persons is 2727 Kirby Drive, Unit 29L, Houston, Texas 77098.
Citizenship: Radoff Foundation is organized under the laws of the State of Texas and Mr. Radoff is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on June 30, 2025:

(i) Radoff Foundation directly owned 190,000 Shares;

(ii) 30,000 Shares were held in the Charitable Account; and

(iii) Mr. Radoff directly owned 1,179,422 Shares. Mr. Radoff, (i) as a director of Radoff Foundation, may be deemed the beneficial owner of the 190,000 Shares owned by Radoff Foundation, and (ii) as an advisor to the Charitable Account, may be deemed the beneficial owner of the 30,000 Shares held in the Charitable Account, which together with the 1,179,422 Shares he directly owned, constitutes an aggregate of 1,399,422 Shares beneficially owned by Mr. Radoff.

The filing of this Schedule 13G shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Percent of class:
The following percentages are based on 54,801,253 Shares outstanding as of May 16, 2025, which is the total number of Shares outstanding as disclosed in the Issuer's definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on May 28, 2025.

As of the close of business on June 30, 2025, (i) Radoff Foundation beneficially owned approximately 0.3% of the outstanding Shares, (ii) approximately 0.1% of the outstanding Shares were held in the Charitable Account and (iii) Mr. Radoff may have been deemed to beneficially own approximately 2.6% of the outstanding Shares.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on February 12, 2025.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Radoff Family Foundation: /s/ Bradley L. Radoff, Bradley L. Radoff, Director (08/13/2025)
- Radoff Bradley Louis: /s/ Bradley L. Radoff, Bradley L. Radoff (08/13/2025)